                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                       Infinity Broadcasting Corporation
                       ---------------------------------

                Class A Common Stock, Par Value $.002 Per Share
                -----------------------------------------------
                          (Title of Class Securities)

                                   45662610-0
                                   ----------
                                 (CUSIP Number)

                  Richard D. Bohm, Esq., Debevoise & Plimpton
             875 Third Avenue, New York, NY  10022   (212) 909-6000
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 20, 1996
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45662610-0


 1. Name Of Reporting Person:                        Mel Karmazin
    S.S. Or I.R.S. Identification
    No. Of Above Person:                             ###-##-####


 2.  Check The Appropriate Box If A
     Member Of A Group                               (a) ___ (b) ___


 3.  SEC Use Only


 4.  Source Of Funds:                                PF


 5.  Check Box If Disclosure Of Legal Proceedings
     Is Required Pursuant To Items 2(d) Or 2(e):     ___

 6.  Citizenship Or Place
     Of Organization:                                United States


     Number Of Shares Beneficially Owned By
     Each Reporting Person With:


 7.  Sole Voting Power:                              7,028,643


 8.  Shared Voting Power:                            None


 9.  Sole Dispositive Power:                         7,028,643


10.  Shared Dispositive Power:                       None


11.  Aggregate Amount Beneficially
     Owned By Each Reporting Person:                 7,028,643

12.  Check Box If The Aggregate Amount In
     Row (11) Excludes Certain Shares:               ___


13.  Percent Of Class Represented
     By Amount In Row (11):                          8.5%

14.  Type of Reporting Person:                       IN

                        AMENDMENT NO. 3 TO SCHEDULE 13D
                        -------------------------------

   This Amendment No. 3 to the Schedule 13D, dated June 12, 1992, as amended by Amendment No. 1 thereto, dated June 3, 1993, and as further amended by Amendment No. 2 thereto, dated December 13, 1993 (as so amended, the "Schedule 13D"), previously filed by Mel Karmazin with respect to the Class A Common Stock, par value $.002 per share (the "Class A Shares"), of Infinity Broadcasting Corporation, a Delaware corporation (the "Issuer"), reports certain transactions by Mel Karmazin involving Class A Shares and other securities of the Issuer convertible into Class A Shares, and the aggregate impact of such transactions on Mel Karmazin's interest in the securities of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

   Item 4 of the Schedule 13D is hereby amended by adding after the final sentence thereof the following:

  "On June 20, 1996, the Issuer, Westinghouse Electric Corporation ("Westinghouse") and R Acquisition Corp., a wholly owned subsidiary of Westinghouse ("Mergersub"), entered into an Agreement and Plan of Merger, dated as of such date (the "Merger Agreement"). Pursuant and subject to the terms of the Merger Agreement, Mergersub will merge with and into the Issuer (the "Merger"). In the Merger, each stockholder of the Issuer will exchange each share of common stock of the Issuer held by such stockholder for 1.71 shares of common stock of Westinghouse. Upon consummation of the Merger, the Issuer will be a wholly owned subsidiary of Westinghouse. Upon consummation of the Merger, the Class A Shares will be delisted from the New York Stock Exchange, and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act, as amended. Upon consummation of the Merger, Westinghouse, as the sole stockholder of the Issuer, will have the right to elect all the directors of the Issuer.

   Consummation of the Merger is conditional upon, among other things, the approval of the Merger by the Federal Communications Commission, the stockholders of Westinghouse and the stockholders of the Issuer, and the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

   A copy of the Merger Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference.

   In addition, on June 20, 1996, Westinghouse, the Principal Stockholders and certain other stockholders of the Issuer entered into a Stockholder Agreement, dated as of such date (the "Stockholder Agreement"). Pursuant and subject to the terms of the Stockholder Agreement, the stockholders signatory thereto have agreed to vote their shares of the Issuer's stock in favor of the Merger at the meeting of the Issuer's stockholders called to approve the Merger (the "Stockholders Meeting"). Karmazin has agreed under the Stockholder Agreement not to dispose of, or agree to dispose of, any shares of the Issuer's stock other than pursuant to the terms of the Merger, not to enter into any voting arrangement in connection with any third party proposal to acquire the Issuer, and not to convert any of his Class B Shares into Class A Shares, subject to certain exceptions, including the right to transfer (i) 353,967 Class A Shares to satisfy certain existing obligations, (ii) up to 750,000 Class B Shares to satisfy certain existing obligations and (iii) up to that number of Class B Shares as may be reasonably necessary to pay the reasonably estimated taxes incurred by Karmazin in connection with any exercise of options as described in the final sentence of this Item 5 (in each case so long as all such shares are acquired by Karmazin pursuant to exercises of options with respect to Class B Shares). It is Karmazin's present intention to exercise substantially fully the transfer rights described in clauses (i), (ii) and (iii) of the preceding sentence. The Principal Stockholders together possess, through their beneficial ownership of Class A Shares and Class B Shares, approximately 52.0% of the combined voting power of all three classes of common stock of the Issuer (approximately 64.9% of such voting power, assuming the exercise by Karmazin of certain options and other rights to acquire additional shares of the Issuer's common stock). Pursuant to the terms of the Stockholder Agreement, Karmazin has agreed to exercise or convert such options and/or warrants for Class B Shares as may be necessary to ensure that at the record date of the Stockholders Meeting the signatory stockholders together will have the ability to cause the approval of the Merger by the stockholders of the Issuer.

   A copy of the Stockholder Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   Item 6 of the Schedule 13D is hereby amended by adding after the final sentence thereof the following:

   "The Merger Agreement is described in Item 4 above.

   The Stockholder Agreement is described in Item 4 above."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   Item 7 of the Schedule 13D is hereby amended by adding after Exhibit 5 thereof the following:

   "Exhibit 6  --  Agreement and Plan of Merger dated as of June 20, 1996, among Westinghouse, Mergersub and the Issuer.

    Exhibit 7  --  Stockholder Agreement dated as of June 20, 1996, among
                   Westinghouse, the Principal Stockholders and the other signatories thereto."

                                   SIGNATURE


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 3, 1996                             /s/ Mel Karmazin
                                                -----------------------------
                                                    MEL KARMAZIN